SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 August 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 05 August 2008
99.2	Notification of Transactions of Director and PDMR dated 14 August 2008

99.1

05 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify)

3. Full name of person(s) subject to notification obligation:	MORGAN STANLEY (Institutional Securities Group and Global Wealth Management)
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	01 AUGUST 2008
6. Date on which issuer notified:	05 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	TO OVER 6%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	16,596,319	16,596,319	5,272,997	5,272,997	N/A	1.84%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
PHYSICALLY SETTLED CALL OPTIONS	19 DECEMBER 2008		9,750,000	3.42%
PHYSICALLY SETTLED CALL OPTIONS	17 OCTOBER 2008		2,466,096	0.86%

Total (A+B)
Number of voting rights	Percentage of voting rights
17,489,093	6.12%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Morgan Stanley Securities Limited	14,158,556	4.95%
Morgan Stanley & Co Incorporated	711	0.00%
Morgan Stanley & Co International Plc	3,250,000	1.15%
Morgan Stanley Capital (Luxembourg) SA	65,826	0.02%
Morgan Stanley Bank AG	14,000	0.00%

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 285,552,193
14 Contact name:	Catherine Springett Deputy Company Secretary InterContinental Hotels Group PLC
15. Contact telephone name:	01895 512242

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

JENNIFER LAING, DIRECTOR

RICHARD WINTER, GROUP company SECRETARY - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NOT APPLICABLE

8. Nature of the transaction

JENNIFER LAING - PURCHASE OF ORDINARY SHARES

RICHARD WINTER - EXERCISE OF OPTIONS AND SALE OF SHARES UNDER THE INTERCONTINENTAL HOTELS GROUP PLC EXECUTIVE SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

JENNIFER LAING - 1,969

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

RICHARD WINTER - 11,798

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

13. Price per share or value of transaction

JENNIFER LAING purchased SHARES at £7.55 PER SHARE

RICHARD WINTER SOLD Shares AT £7.53 PER SHARE FOLLOWING EXERCISE OF OPTIONs AT OPTION PRICE OF £4.6668 PER SHARE

10. Date and place of transaction

13 AUGUST 2008, United Kingdom

11. Total holding and notifiable interests in shares following notification

JENNIFER LAING - 3,373 ORDINARY SHARES

rICHARD WINTER - 824,555 Ordinary Shares

12. Date issuer informed of transaction

13 AUGUST 2008

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine SPRINGETT
01895 512242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett

Head of Secretariat

Date of notification

14 AUGUST 2008

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 August 2008